Austin Legal Group, APC
Lawyers
3990 Old Town Ave, Ste A-101
San Diego, CA 92110

Telephone
(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	gaustin@austinlegalgroup.com

December 26, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Registration Statement on Form S-1/A Submitted December 26, 2024
CIK No.: 0002024306

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated December 20, 2024 regarding the above captioned matter. All comments have been addressed in the Registration Statement on Form S-1, filed December 26, 2024 (“Amendment”) and/or as further herein detailed.

Amendment No. 1 to Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operation Current, contracted and prospective projects, page 33

1.	We refer to your revised disclosure here. Please also revise to clarify, if true, that the projected profit amounts do not include other expenses, such as general expenses or depreciation expenses.

Response:	The Company acknowledges the Staff’s comments and has clarified the projected profit does include general operating expenses and depreciation expenses.

Note 4 - Business Segment Information, page F-11

2.	We note your revisions and response to prior comment 2. Please disclose the amount of total assets for each reportable segment, or explain why such information is not disclosed in accordance with ASC 280-10-50-26.

Response:	The Company acknowledges the Staff’s comments and has revised the table accordingly.

Note 10 - Equity, page F-30

3.	We note you issued 360,000 shares of common stock to Chartered Services for services valued at $360,000 and fully expensed in the period ended September 30, 2024. Please tell us how you determined the accounting treatment for this share-based payment arrangement and the method of estimating the fair value of your common stock issued in July 2024. Please cite the applicable guidance in your response.

Response:

The Company acknowledges the Staff’s comments and has clarified the method for estimating and cited the applicable guidance in the amendment. In accordance with ASC 820, we used the fair value of the services provided, as the stock does not trade and has never been sold for cash. Paragraph 3 of the Chartered Services agreement provides that if the agreement is canceled, the shares are immediately due and payable and cannot be reclaimed thereby eliminating any possibility of a clawback. The services outlined in the agreement have no specific deadlines or deliverables, justifying the decision to expense the entire amount upfront. The services are not directly related to the IPO but rather pertain to business development, general consulting, GAAP compliance and establishing a board of directors, and as such, they are not a deferred offering cost. Additionally, the equity interest granted does not meet the criteria outlined in ASC 321-10-20 for being considered readily determinable. The invoice provided by Chartered Services confirms that the cash price for similar services would be consistent with the $360,000 amount quoted

U.S. Securities and Exchange Commission

December 26, 2024

If you have any questions relating to any of the foregoing, please contact Gina Austin, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Gina Austin, Esq.
Gina Austin, Esq.